U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    HCA INC.

2.  Name of person relying on exemption:
    AMALGAMATED BANK LONGVIEW COLLECTIVE INVESTMENT FUND

3.  Address of person relying on exemption:
    11-15 Union Square, New York, NY   10003

(AMALGAMATED BANK LOGO)
Amalgamated Bank
America's Labor Bank

                               HCA
                     Annual meeting: May 25
                        Cusip: 404119109

AMALGAMATED BANK'S LONGVIEW FUNDS ASK YOUR SUPPORT FOR ITEM 4
(SHAREHOLDER PROPOSAL NO. 2)

We urge the board of directors to adopt a policy under which senior executives and directors commit to hold throughout their tenure at least 75% of all HCA shares that they obtain by exercising stock options or receiving other equity-based compensation.

This policy, which is similar to one long in effect at Citigroup, thus seeks to decouple equity compensation for senior executives and directors from short-term price movements and to encourage an emphasis on longer-term gains, while giving directors and executives some flexibility with respect to their holdings.

We believe this is good corporate governance. ISS supports "a significant long term ownership requirement."

But we believe a rigorous policy is especially important at HCA.

Significant insider trading occurred at HCA during the first half of 2005. According to a Thomson Research report, over 20 HCA insiders - including the Chairman and CEO, President and COO, and CFO - sold approximately $160 million of HCA shares between January and early July - more than four times the amount of all HCA stock sold by all insiders in 2004.

HCA President Richard Bracken, for example, exercised and then sold 200,000 shares, netting $10.85 million between May 17 and June 7, 2005, reducing his total holding to 130,222 shares in direct ownership and 6,684 through his 401(k) plan.

These and other transactions occurred not long before an earnings warning in July, after which the stock price declined.
The SEC has launched an investigation, which is pending. The
Department of Justice is also investigating.

Even if these sales are entirely lawful, we believe that these practices raise serious governance concerns and suggest that HCA's senior executives may be operating on a short-term horizon. We believe that the board of directors should adopt the recommended policy to encourage managers to align their interests with those of shareholders, particularly long-term holders of HCA stock.

Shouldn't officers be allowed to profit?
  * Their profit can be reflected in rising stock price.
  * Directors are already compensated in cash--$55,000 for service and an additional $20,000 for chairing a committee.
  * Our proposal allows the flexibility to sell 25% of their equity holdings.

HCA's only substantive disagreement: "It would be more difficult for us to recruit, motivate and retain talented executives."
  * We believe this is tantamount to declaring that HCA may be unable to recruit executives if they must align their interests to the company's long term success.
  * Again, Citigroup has long had a similar policy and presumably recruits talented officers.

Bartlett Naylor
Capital Strategies Consulting, Inc.
703.786.7286

Amalgamated Bank
1825 K Street, NW, Washington, DC 20006 * 202-293-9800
MEMBER FEDERAL DEPOSIT INSURANCE CORPORATION